UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Check One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                        to

Commission file number 1-12154

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN FOR
BARGAINING UNIT EMPLOYEES

Waste Management, Inc.

1001 Fannin Street
Suite 4000
Houston, TX 77002

WASTE MANAGEMENT RETIREMENT SAVINGS PLAN

FOR BARGAINING UNIT EMPLOYEES

Report of Independent Registered Public Accounting Firm

Administrative Committee
Waste Management Retirement Savings Plan
     for Bargaining Unit Employees

We have audited the accompanying statements of net assets available for benefits of the Waste Management Retirement Savings Plan for Bargaining Unit Employees as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 21, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2003, and schedule of delinquent participant contributions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Houston, Texas
June 15, 2004

Waste Management Retirement Savings Plan

For Bargaining Unit Employees

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
INVESTMENTS, at fair value:
Plan interest in the Master Trust (Note 3)	$1,721,187	$704,452
Participant loans	75,873	42,218

Total investments	1,797,060	746,670
RECEIVABLES:
Employee contributions	—	5,490

Total receivables	—	5,490

NET ASSETS AVAILABLE FOR BENEFITS	$1,797,060	$752,160

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan

For Bargaining Unit Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2003

ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS:
Contributions-
Employee	$424,423
Rollover	4,123

428,546
Net investment gain from the Master Trust (Note 3)	302,294
Participant loan interest	3,581
Plan mergers (Note 4)	379,801

Total additions	1,114,222
DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS:
Benefits paid to participants	69,322

Total deductions	69,322

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,044,900
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	752,160

End of year	$1,797,060

The accompanying notes are an integral part of these financial statements.

Waste Management Retirement Savings Plan

For Bargaining Unit Employees

Notes to Financial Statements

December 31, 2003

1. Description of Plan

The following description of the Waste Management Retirement Savings Plan for Bargaining Unit Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available to all eligible employees, and their beneficiaries, of Waste Management Holdings, Inc., (“Waste Management”), and its affiliates (as defined in the Plan). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration

The board of directors of Waste Management, Inc. (“WMI” or the “Company”), the parent of Waste Management, has named the Administrative Committee of the Waste Management Employee Benefit Plans (the “Administrative Committee”) to serve as administrator and fiduciary of all benefit plans of WMI and its subsidiaries, including the Plan. Waste Management has entered into a Defined Contribution Plans Master Trust Agreement (the “Master Trust”) with State Street Bank and Trust Company (“State Street”) whereby State Street serves as trustee of the Plan. CitiStreet, an affiliate of State Street, serves as record keeper.

Eligibility

Employees are eligible to participate in the Plan following completion of a 90-day period of service (as defined by the Plan) if they are covered by a collective bargaining agreement that provides for participation in the Plan.

Employees who are ineligible to participate in the Plan consist of (a) leased employees, (b) individuals providing services to Waste Management as independent contractors, (c) certain nonresident aliens who have no earned income from sources within the United States of America and (d) individuals who are participants in any other pension, retirement, profit-sharing, stock bonus, thrift or savings plan maintained by Waste Management or the Company other than the Waste Management Pension Plan for Collectively Bargained Employees or such other plans as may from time to time be determined by the Administrative Committee.

Contributions

Participants may contribute from 1 percent to 15 percent of their pre-tax compensation, as defined by the Plan (“Employee Contribution”), not to exceed certain limits as described in the Plan document. After-tax contributions are not permitted by the Plan. Participants may also contribute amounts representing distributions from other qualified plans (“Rollover Contribution”). The Plan does not provide for contributions by Waste Management.

Waste Management Retirement Savings Plan

For Bargaining Unit Employees

Notes to Financial Statements (continued)

Investment Options

The Plan, through its investments in the Master Trust, currently offers participants six common collective trust funds; a Company common stock fund; a self-managed account, which allows participants to select various securities sold on the New York Stock Exchange, American Stock Exchange and NASDAQ; and three asset allocation models, which are balanced among the six common collective trust funds (with aggressive, moderate and conservative investment objectives as investment options). Several restrictions apply, and a minimum balance is required to participate in the self-managed account. The Plan utilizes cash equivalents to temporarily hold monies pending settlement for transactions initiated by participants.

Each participant who has invested in the Company common stock fund has the right to vote the shares of stock in his or her account with respect to any matter that comes before the shareholders for a vote. Additionally, if a participant invests in the self-managed account, the participant has the right to vote the shares of any common stock held in the participant’s account.

Vesting

Participants are immediately vested in their Employee Contribution and Rollover Contribution accounts plus earnings thereon.

Participant Accounts

Each participant’s account is credited with the participant’s Employee Contribution and Rollover Contribution and an allocation of investment income and loss and expenses. Investment income and loss is allocated to the participant’s account based upon the participant’s proportionate share of the funds within the Plan.

Payment of Benefits

Upon retirement, disability or termination of employment, participants or, in the case of a participant’s death, their designated beneficiaries may make withdrawals from their accounts as specified by the Plan. Prior to termination, participants who have reached age 59-1/2 may withdraw from the vested portion of their accounts. Distributions are made by a single lump-sum payment or direct rollover. Distributions of accounts invested in Company common stock may be taken in whole shares of common stock or cash.

Participants may make withdrawals from the pre-tax portion of their accounts, excluding certain earnings, in the event of proven financial hardship of the participant. Not more than one hardship withdrawal is permitted in any 12-month period, and the participant is not permitted to contribute to the Plan or any other plans maintained by the Company for 6 months (12 months prior to January 1, 2002) after receiving the hardship distribution.

Loans

Participants who are active employees may obtain loans of not less than $1,000 and a maximum of 50 percent of the participants’ vested accounts (excluding any amounts invested in the self-managed account) immediately preceding the loan grant date. In no event shall a loan exceed $50,000, reduced by the greater of (a) the highest outstanding balance of loans during the one-year period ending on the date before a new loan is made or modified, or (b) the outstanding balance of loans on the date a new loan is made or modified. Not more than one loan shall be outstanding at any time. Interest rates and repayment

Waste Management Retirement Savings Plan

For Bargaining Unit Employees

Notes to Financial Statements (continued)

terms are established by the Administrative Committee. Such loans shall be repaid by payroll deduction, or any other method approved by the Administrative Committee, which requires level amortization of principal and repayments no less frequently than quarterly and must be repaid over a period not to exceed 54 months (60 months for loans requested before August 5, 2002).

Administrative Expenses

Master Trust administrative expenses, including trustee and investment management fees, are allocated in proportion to the investment balances of the underlying plans. Loan administration fees are charged directly to the account balance of the participant requesting the loan. Plan level administrative expenses, which include primarily record-keeping fees, are allocated directly to the respective plan. Administrative expenses are reflected as a reduction of Master Trust investment income and are included in net investment gain from the Master Trust in the accompanying statement of changes in net assets available for benefits. In 2003, the Company elected to pay certain audit and legal fees of the Plan.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Payment of Benefits

Benefits paid to participants are recorded when paid. The Plan had no amounts pending distribution to participants as of December 31, 2003 and 2002.

Investments

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. The Master Trust’s assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, benefit payments and certain administrative expenses) which can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. Corporate stocks, convertible notes and mutual funds held by the Master Trust are stated at fair value based on quoted market price as of the financial statement date. The fair values of the common collective trust funds held by the Master Trust are established by State Street based on quoted market prices of the underlying assets. Short-term investments and loans to participants are stated at cost, which approximates fair value. The Master Trust records purchases and sales of securities on a trade-date basis and dividends on the ex-dividend date.

Waste Management Retirement Savings Plan

For Bargaining Unit Employees

Notes to Financial Statements (continued)

Risks and Uncertainties

The Plan provides for investment in the Master Trust, which in turn invests in various common collective trust funds, corporate stocks, convertible notes and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Plan Interest in the Master Trust

The Plan investments are held in the Master Trust along with another Company-sponsored retirement plan, the Waste Management Retirement Savings Plan (the “Non-Union Plan”). As of December 31, 2003 and 2002, the Plan’s beneficial interest in the net assets of the Master Trust was .18% and .09%, respectively.

	December 31
	2003	2002
Assets-
Investments, at fair value-
Common collective trust funds	$833,550,215	$685,772,099
Short-term investments	4,937,729	3,902,643
Corporate stocks	6,765,165	3,370,845
Waste Management, Inc., common stock	102,445,458	86,754,860
Convertible notes	1,048,309	1,092,330
Mutual funds	6,796,257	5,158,695
Limited partnerships	86,178	31,257

Total investments	955,629,311	786,082,729
Securities sold receivable	175,701	—
Interest receivable	834,956	1,631,527
Cash, non-interest bearing	—	44,111

Total assets	956,639,968	787,758,367
Liabilities-
Administrative fees payable	831,419	1,310,052
Securities purchased payable	154,080	—

Total liabilities	985,499	1,310,052

Total net assets	$955,654,469	$786,448,315

Plan interest	$953,933,282	$785,743,863
Union Plan interest	1,721,187	704,452

Waste Management Retirement Savings Plan

For Bargaining Unit Employees

Notes to Financial Statements (continued)

Income or loss from investments held in the Master Trust for the year ended December 31, 2003, is as follows:

Interest	$11,437,962
Dividends	132,960
Dividends - Waste Management, Inc. common stock	35,863
Other income	1,318,906
Net appreciation/(depreciation) in fair value of-
Common collective trust funds	112,479,793
Corporate stock	(1,636,238)
Waste Management, Inc. common stock	24,194,033
Convertible notes	96,338
Limited partnerships	19,634
Mutual funds	1,695,200

Total net appreciation in fair value of investments	136,848,760
Total investment gain	149,774,451
Administrative fees	(2,818,306)

Net gain	$146,956,145

Non-Union Plan interest in net investment gain from the Master Trust	$146,653,851
Plan interest in investment gain from the Master Trust	302,294

4. Plan Mergers

During 2003, the assets from plans of acquired companies were merged into the Plan. The following sets forth mergers during 2003:

CWM Chemical Services, LLC 401(k) Plan	$379,801

Total plan mergers	$379,801

Waste Management Retirement Savings Plan

For Bargaining Unit Employees

Notes to Financial Statements (continued)

5. Federal Income Taxes

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated November 31, 2001, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Plan Termination

Although it has not expressed any intention to do so, subject to the terms of any applicable collective bargaining agreement, the Company has the right to terminate the Plan subject to the provisions of ERISA.

Supplemental Schedules

Waste Management Retirement Savings Plan

For Bargaining Unit Employees

Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions

EIN: 36-2660763 PN: 007

Year Ended December 31, 2003

Participant Contributions Transferred	Total that Constitute Non Exempt
Late to Plan	Prohibitive Transactions
$7,402	$7,402

Waste Management Retirement Savings Plan

For Bargaining Unit Employees

Schedule H, Line 4(i) – Schedule of Assets (Held At End of Year)

EIN: 36-2660763 PN: 007

Year Ended December 31, 2003

Identity of Issue	Description of Investment	Current Value
*Participant Loans	Various maturity dates with	$75,873
	interest rates ranging from
	5.0% to 9.5%

*Party-in-interest

SIGNATURES

Pursuant to the requirements of section 15(d) of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2004	WASTE MANAGEMENT RETIREMENT
SAVINGS PLAN FOR BARGAINING UNIT
EMPLOYEES

	By:	/s/Lois B. Martin

Lois B. Martin
Chair of the Administrative Committee

INDEX TO EXHIBITS

Exhibit
Number	Description
23.1	-Consent of Independent Registered Public Accounting Firm